UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 15, 2019

  Via E-Mail

  Kai E. Liekefett
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     Texas Pacific Land Trust Inc.
                  DEFA14A filed April 15, 2019
                  DEFA14A filed April 15, 2019
                  File No. 1-00737

  Dear Mr. Liekefett:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has the following comments on the filings listed above:

  DEFA14A filed April 15, 2019   Letter to Shareholders dated April 15, 2019

      1. Refer to comment 1 in our prior letter dated April 9, 2019 and your response. In your response, you undertook to address the steps taken by and to be taken in future by the
         Trust regarding considering and possibly converting the Trust to a corporate structure. As you know, this is one of the steps advocated by the dissident group and the Trust's proxy statement appeared to indicate you are actively considering it. Despite your undertaking however, we do not believe the April 15, 2019 letter to shareholders addresses the issues raised in comment 1 in our April 9, 2019 letter. Although the April 15, 2019 letter to shareholders makes general statements regarding "evaluating all options" and "ways to continue creating value for shareholders" and touts General Cook's expertise as an expert in corporate governance, it does not specifically explain where the Trust is on a specific evaluation of the conversion to a corporation. Because this is a central theme of the dissident's campaign that would appear to be an important consideration in a shareholder's voting decision, and because we had previously asked you to address it in future soliciting materials and you undertook to do so, please revise to address promptly.

  DEFA14A filed April 15, 2019   Investor (Slide) Presentation April 2019

      2. The cash and cash equivalents figure presented in the summary financial statements presented on page 27 do not appear to be GAAP financial measures. Also, it appears from footnote 1 on that page that you are including 2019 transactions as part of your historical 2018 cash balance number. Tell us why you believe this is appropriate under
         Rule 14a-9 or revise.
 Kai Liekefett, Esq.
Sidley Austin LLP
April 15, 2019
Page 2




        Please respond to these comments promptly. Direct any questions to me at (202) 551-
3263.


                                                          Sincerely,


                                                          /s/ Christina Chalk


                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions